Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
HudBay Minerals Inc. (“Hudbay”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.	Date of Material Change
December 1, 2016

Item 3.	News Release

Hudbay issued news releases with respect to the material change referred to in this report on November 28, 2016 and December 1, 2016. The news releases were disseminated through the newswire services of Marketwired. Copies of the news releases are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.	Summary of Material Change

On November 28, 2016, Hudbay announced that it was offering US$1.0 billion aggregate principal amount of senior notes in two series, including a series of senior notes due 2023 (the “2023 Notes”) and a series of senior notes due 2025 (the “2025 Notes” and together with the 2023 Notes, the “New Notes”). Hudbay also announced that it was commencing an offer to purchase for cash (“Tender Offer”) any and all of its outstanding US$920 million aggregate principal amount of 9.500% senior notes due 2020 (the “Existing Notes”). On December 1, 2016, Hudbay announced that it had priced the offering of the New Notes, which would be issued as follows: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of US$400 million and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of US$600 million.

Item 5.	Full Description of Material Change

On November 28, 2016, Hudbay announced that it was offering US$1.0 billion aggregate principal amount of New Notes in two series, including a series of senior notes due 2023 and a series of senior notes due 2025. Hudbay also announced that it was commencing a Tender Offer for any and all of its outstanding Existing Notes and soliciting consents (the "Consent Solicitation") from holders of the Existing Notes to amend the indenture governing the Existing Notes to reduce the minimum notice period required for redemptions from 30 to 3 days, all on terms and subject to the conditions set forth in an offer to purchase and consent solicitation statement dated November 28, 2016 (“Offer to Purchase”). The Tender Offer is scheduled to expire at 12:00 midnight (end of day), New York City time, on December 23, 2016 unless extended or earlier terminated (such date and time, as it may be extended or earlier terminated, the "Expiration Date").

Subject to the terms and conditions of the Tender Offer, holders who validly tender and do not withdraw their Existing Notes on or prior to 5:00 p.m., New York City time, on December 9, 2016 (such time and date, as the same may be extended or earlier terminated, the "Early Tender Time") will be eligible to receive total consideration of US$1,052.50 per US$1,000 principal amount of Existing Notes tendered and accepted for payment by Hudbay, which includes an early tender premium of US$30.00 for each US$1,000 principal amount of Existing Notes tendered. Holders who validly tender their Existing Notes after the Early Tender Time and at or prior to the Expiration Date will only be eligible to receive US$1,022.50 per US$1,000 principal amount of Existing Notes tendered. Holders who validly tender their Existing Notes pursuant to the Tender Offer prior to the Early Tender Time will be deemed to have validly delivered consents related to such Existing Notes (the "Consents") in the Consent Solicitation. Hudbay's obligation to complete the Tender Offer is subject to and conditional upon completion of the offering of the New Notes as well as customary conditions. Hudbay's obligation to complete the Consent Solicitation is conditional upon the receipt prior to the Early Tender Time of Consents from holders of a majority in aggregate principal amount of the Existing Notes then outstanding voting as a single class and the execution of a supplemental indenture reflecting the proposed amendment to the indenture governing the Existing Notes.

On December 1, 2016, Hudbay announced that it had priced the offering of the New Notes, which would be issued as follows: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of US$400 million and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of US$600 million. Hudbay further announced that the New Notes would be issued at 100% of their principal amount, providing the company with gross proceeds of US$1.0 billion. The offering is expected to close on December 12, 2016, subject to customary closing conditions.

Hudbay plans to use the net proceeds from the offering (i) to fund the company’s Tender Offer, (ii) to fund the redemption or satisfaction and discharge of any Existing Notes that remain outstanding following consummation of the Tender Offer and (iii) for general corporate purposes.

The New Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and will not be qualified by a prospectus in Canada. Unless they are registered or qualified by a prospectus, the New Notes may be offered only in transactions that are exempt from registration under the Securities Act, prospectus qualification under Canadian securities laws or the securities laws of any other jurisdiction. In the United States, the New Notes will be offered, and sold, only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.

This report is neither an offer to sell nor the solicitation of an offer to buy the New Notes, the Existing Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the New Notes, the Existing Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President and General Counsel
416-362-2576

Item 9.	Date of Report
December 9, 2016